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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING WASH SECTION

JAN 3 0 2003

SEC FILE NUMBER

8-16935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   December 1, 2001   AND ENDING   November 30, 2002
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     BARCLAY INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     693 Fifth Avenue, 18th Floor
                                         (No. And Street)

     New York, NY   10022
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Beate Bolen   (212) 371-3634
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     ORAM, YELON & BERNSTEIN, P.C.
                                       (Name - if individual state last, first, middle name)

420 LEXINGTON AVENUE, SUITE 2150	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

FEB 1 3 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ BEATE BOLEN _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ BARCLAY INVESTMENTS, INC. _____ , as of

_____ NOVEMBER 30, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____

Beate Bolen
Signature

Valerie Erbstein
Notary Public

VALERIE ERBSTEIN
Notary Public, State of New York
No. 31-5002888
Qualified in New York County
Commission Expires Oct. 13, 20 06

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

Barclay Investments, Inc.
and Subsidiaries
Consolidated Financial Statements
November 30, 2002

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARCLAY INVESTMENTS, INC.

Index to Consolidated Financial Statements

November 30, 2002

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Barclay Investments, Inc.

We have audited the accompanying consolidated statement of financial condition of Barclay Investments, Inc., and subsidiaries as of November 30, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. and subsidiaries as of November 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17A-5 on the Securities and Exchange Commissions. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

New York, New York
January 21, 2003

ORAM, YELON & BERNSTEIN, P.C.

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BARCLAY INVESTMENTS, INC.
Consolidated Statement of Financial Condition
November 30, 2002

ASSETS

Cash and Cash Equivalents	$2,404,491
Accounts Receivable from Brokers and Clearing Organizations	1,204,321
Other Accounts Receivable	79,990
Securities Owned Not Readily Marketable, at Cost:	
NASD Warrants	20,143
Property and Equipment, Net	238,521
Prepaid Expenses and Other Assets	84,504
Deferred Tax Expense	13,800
Total Assets	$4,045,770

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$1,248,173
Accounts Payable and Other Accrued Expenses	682,248
Income Taxes Payable	51,813
Stock Redemptions Payable	22,679
Total Liabilities	2,004,913
Stockholders' Equity:	
Common Stock, $.10 Par Value	90,429
Additional Paid in Capital	1,736,843
Retained Earnings	1,026,974
Total Stockholders' Equity	2,854,246
Treasury Stock, 411,815 Shares at Cost	(813,389)
Net Stockholders' Equity	2,040,857
Total Liabilities and Stockholders' Equity	$4,045,770

The accompanying notes are an integral part of these consolidated financial statements.

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Income
Year Ended November 30, 2002

Revenues:

Net Gain on Trading Activities	$10,431,202
Commissions	336,663
Interest and Dividends	33,089
Reimbursed Expenses	866,645
Other Revenues	42,781
Total Revenues	11,710,380

Trading Expenses:

Commissions - Officers	1,088,904
Commissions - Employees	6,216,530
Clearing Fees	284,616
Interest Expense	16,129
Total Trading Expenses	7,606,179

Operating Expenses:

Officers Salaries	1,425,003
Other Compensation and Benefits	371,775
Rent	172,241
Travel and Entertainment	284,641
Communications and Telephone	59,568
Supplies and Postage	28,514
Insurance	20,205
Regulatory Fees	49,771
Information Systems	271,216
Professional Fees	77,929
Depreciation and Amortization	73,336
Other Operating Expenses	86,001
Contributions	4,850
Total Operating Expenses	2,925,050

Operating Income Before Provision for Income Taxes	1,179,151
Provision for Income Taxes	177,000
Comprehensive Income	$1,002,151

The accompanying notes are an integral part of these consolidated financial statements.

5

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended November 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2001	$90,429	$1,736,843	$ 878,281	$(857,048)
Repurchase of 71,785 Shares of Common Stock				(274,831)
Sale of 85,189 Shares of Treasury Stock				318,490
Net Income			1,002,151	
Dividends Paid			(853,458)	
Balance, November 30, 2002	$90,429	$1,736,843	$1,026,974	$ (813,389)

The accompanying notes are an integral part of these consolidated financial statements.

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows
Year Ended November 30, 2002

Operating Activities:	
Net Income	$ 1,002,151
Adjustments to Reconcile Net Income to	
Net Cash (Used In) Operating Activities:	
Depreciation and Amortization	73,336
Deferred Income Taxes	44,300
Change In:	
Accounts Receivable from Brokers and	
Clearing Organizations	2,464,068
Other Accounts Receivable	82,552
Securities Owned	(43)
Prepaid Expenses and Other Assets	802
Commissions Payable	(1,184,360)
Accrued Income Taxes	(187,653)
Accounts Payable and Other Accrued Expenses	(2,877,829)
Total Adjustments	(1,584,827)
Net Cash (Used In) Operating Activities	(582,676)
Investing Activities:	
Net Sales of Property and Equipment	509
Investments in Affiliates	111,344
Net Cash Provided by Investing Activities	111,853
Financing Activities:	
Repurchase of Common Stock	(274,831)
Dividends Paid	(853,458)
Payments on Stock Redemption Note	(11,339)
Proceeds from Sales of Treasury Stock	318,490
Net Cash (Used In) Financing Activities	(821,138)
(Decrease) in Cash and Cash Equivalents	(1,291,961)
Cash and Cash Equivalents, Beginning of Year	3,696,452
Cash and Cash Equivalents, End of Year	$2,404,491

The accompanying notes are an integral part of these consolidated financial statements.

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Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows (Continued)
Year Ended November 30, 2002

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:
Interest $ 20,847

Income Taxes $323,983

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Notes to Consolidated Financial Statements
November 30, 2002

1. Summary of Significant Account Policies

    A. Organization:

        Barclay Investments, Inc. (the Company) offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets

        BFM, Inc. (BFM), a wholly owned subsidiary, registered as an investment advisor with the Securities and Exchange Commission, provided investment advice to mutual fund companies. BFM terminated its registration as an investment advisor on April 1, 2002 and is presently inactive.

        On December 31, 2001, the Company sold, at book value, its 100% interest in Concordia Management Corp. (CMC), (which acted general partner of Concordia, 1, L.P.); a 1% interest in Concordia Offshore Management, Ltd., (COM), (a Bermuda Corporation which serves as general partner of Concordia Partners, L.P., a Bermuda partnership engaged in strategies similar to Concordia 1, L.P.); and an income interest in Concordia Advisors, LLC, (an investment sub-advisor to Concordia 1, L.P. and Concordia Partners, L.P.).

    B. Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and BFM, Inc. as of and for the year ended November 30, 2002. The consolidated statement of income also includes the operations of CMC, COM and Concordia Advisors, LLC, for the month of December 2001. All material intercompany balances and transactions are eliminated in consolidation.

    C. Clearing Operations:

        All Company and customer transactions are cleared on a fully disclosed basis through independent broker-dealers. The Company pays these broker-dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

    D. Securities Owned:

        Securities not readily marketable consists of warrants to purchase shares of NASDAQ Stock Market, Inc. valued at cost

    E. Depreciation and Amortization:

        For financial statement purposes, depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related lease.

1. Summary of Significant Account Policies (Continued)

    F. Statement of Cash Flows:
        For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three month maturity or less upon acquisition to be cash equivalents.

    G. Revenue and Expense Recognition:
        Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

    H. Income Taxes:
        Effective January 1, 2002, the Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable events to the shareholders. Accordingly, there is no Federal and minimal state tax included in the provision for income taxes for eleven of the twelve months of the accompanying statement of income. The Company is however, subject to New York City corporation taxes and provision has been made for these taxes. Federal and State taxes for December 2001 are included in the provision for income taxes.

        The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and rent expense.

    I. Monetary Risk:
        The Company maintains its cash in bank deposit accounts and money market funds which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

    J. Concentration of Business:
        Approximately 32 percent of the Company's gross revenues and related commission expenses for the year ended November 30, 2002, came from business transacted with one customer. Loss of this customer would have a severe impact on the Company.

    K. Use of Estimates:
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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BARCLAY INVESTMENTS, INC.
Notes to Consolidated Financial Statements
November 30, 2002

2. Property and Equipment
Property and equipment is summarized as follows:

Furniture and Equipment	$315,913
Leasehold Improvements	239,904
Total	555,817
Less Accumulated Depreciation and Amortization	317,296
Property and Equipment, Net	$238,521

3. Stock Redemptions Payable
The Company from time to time has redeemed stock held by former employees both personally and in various retirement vehicles. It has been the Company's policy to pay for such stock purchases in annual installments where the amount is in excess of $25,000, with interest at 1% above the six-month Treasury Bill rate. The November 30, 2002 balance represents $22,679 outstanding from the year ended November 30, 2000 with two annual installments remaining.

4. Stockholders' Equity
A summary of Common Stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	904,290
Outstanding	492,475

5. Retirement Plans
Defined Contribution Retirement Plan:
During the year ended November 30, 1997, the Company established a tax sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute from 1% to 15% of their compensation to the plan. Company contributions are discretionary in nature, based on an annual vote of the Board of Directors. Employees vest in Company contributions in graduated steps with 100% vesting after four years of service. The Company contribution to the plan for the year ended November 30, 2002 was $179,036.

6. Leases

During the year ended November 30, 1997, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires May 31, 2008.

Future minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending November 30

2003	$ 181,000
2004	186,000
2005	192,000
2006	195,000
2007	200,000
Thereafter	103,000
Total	$1,057,000

7. Provision for Income Taxes

The components of the provision for income taxes are as follows:

	2002
Current:	
Federal	$ 30,000
State and Local	103,000
Deferred:	
Federal	37,000
State and Local	7,000
Total Provision for Income Taxes	$ 177,000

The provisions for taxes includes a write down of previously accrued deferred tax credits of approximately $25,000, the benefits of which will inure to shareholders of the Company as timing differences expire.

8. Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2002, the Company had net capital of $1,489,063 which was in excess of its required net capital by $1,355,395. The Company's ratio of aggregate indebtedness to net capital at November 30, 2002 was 1.35 to 1.

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Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARCLAY INVESTMENTS, INC.
Notes to Consolidated Financial Statements
November 30, 2002

9. Commitments and Contingencies
Litigation:
The Company is defendant in a number of lawsuits related to activities of a former subsidiary, Barclay Capital Management, Inc., which was sold in 1994. The Company believes the suits are without merit, but is unable to predict the outcome at this time.

SCHEDULE I
BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2002

Net Capital:

Total ownership equity from Statement of Financial Condition		$2,040,857
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		2,040,857

Add:

Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
Other (deductions) or allowable credits		0
Total Capital and allowable subordinated liabilities		2,040,857

Deductions and/or charges:

Total nonallowable assets from Statement of Financial Condition	551,794	
Other deductions and/or charges	0	(551,794)
		1,489,063
Other additions and allowable credits		0
Net Capital before haircuts on securities position		1,489,063

Haircuts on securities positions:

Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and Investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	0

Net Capital $1,489,063

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of Aggregate
Indebtedness) $ 133,668

The accompanying notes are an integral part of these consolidated financial statements.

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BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2002

Minimum dollar net capital requirement of reporting broker or dealer	$ 30,000
Net capital requirement	133,668
Excess of net capital	1,355,395
Excess of net capital at 1000%	1,288,572
Ration of Aggregate Indebtedness to Net Capital	1.3464

Reconciliation with corporation's computation (included in Part II of
Form X-17a-5 as of November 30, 2002)

Net capital as reported	1,278,953
Net income adjustments	129,062
Hair cut adjustments	19,975
Non-allowable asset adjustments	60,533
Net capital as adjusted	1,489,063

Non-Allowable Assets

Receivables 30+ days and other receivables	79,990
NASD Warrants	20,143
Property and Equipment - Net	238,521
Reserve for Shareholders Distributions	114,836
Prepaid Expenses and Security Deposits	84,504
Deferred Taxes	13,800
Total Non-Allowable Assets	551,794

Aggregate Indebtedness:

Commissions Payable	1,248,173
Accounts Payable and Accrued Expenses	682,248
Income Taxes Payable	51,813
Stock Redemptions Payable	22,679
Total Aggregate Indebtedness	$ 2,004,913

The accompanying notes are an integral part of these consolidated financial statements.

Statement Regarding Exemption From Reporting:
Computation for Determination of Reserve Requirements
Under Rule 15c3-3

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange
Commission under 17 CFR 240.15c3-3 (k) (2) (ii).

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The Company, as an introducing broker, clears all transactions with and for customers on a fully
disclosed basis with a clearing broker and promptly transmits all customer funds and securities to
the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no
excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received,
were reviewed and determined to be adequate.

AUDITORS REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS OF
BARCLAY INVESTMENTS, INC.

In planning and performing our audit of the consolidated financial statements of Barclay Investments, Inc. for the year ended November 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Section 1.17 of the Commodity Exchange Act and should not be used for any other purposes.

NEW YORK, NEW YORK
JANUARY 21, 2003

ORAM, YELON & BERNSTEIN, P.C.

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